UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Westport Fuel Systems Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

960908309

(CUSIP Number)

Ryan J. York

Accretive Legal, PLLC

23515 NE Novelty Hill Rd., STE B221-334

Redmond, WA 98053

(425) 786-9256

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 960908309

1	NAMES OF REPORTING PERSONS Kevin Douglas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 12,778,446 (1)(2)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 18,076,047 (1)(2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,076,047 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.6% (4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Kevin Douglas and his wife, Michelle Douglas, hold 6,575,304 shares jointly as the beneficiaries and co-trustees of the K&M Douglas Trust. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust which holds hold 6,150,240 shares.

(2)

Includes 52,902 shares held by the KGD 2012 Trust. Kevin Douglas, as the settlor of the KGD 2012 Trust, has the right to substitute property of equivalent value in return for the shares held by the KGD 2012 Trust and may be deemed to have shared voting and dispositive power over the shares held by the KGD 2012 Trust.

(3)

Kevin Douglas also has dispositive power with respect to 1,852,164 shares held by James E Douglas, III, 2,845,437 shares held by the Douglas Family Trust, 150,000 shares held by the Alex Douglas 2K3 Trust, 150,000 shares held by the Jake Douglas 2K3 Trust, 150,000 shares held by the Amanda Douglas 2K3 Trust and 150,000 shares held by the Summer Douglas 2010 Trust.

(4)

Based on 144,069,972 shares of the Issuer’s common stock outstanding as of December 31, 2020, as reported on the Issuer’s 40-F, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 15, 2021.

CUSIP No. 960908309

1	NAMES OF REPORTING PERSONS Michelle Douglas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 12,778,446 (1)(2)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 13,228,446 (1)(2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,228,446 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.2% (4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Kevin Douglas and his wife, Michelle Douglas, hold 6,575,304 shares jointly as the beneficiaries and co-trustees of the K&M Douglas Trust. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust which holds hold 6,150,240 shares.

(2)

Includes 52,902 shares held by the MMD 2012 Trust. Michelle Douglas, as the settlor of the MMD 2012 Trust, has the right to substitute property of equivalent value in return for the shares held by the MMD 2012 Trust and may be deemed to have shared voting and dispositive power over the shares held by the MMD 2012 Trust.

(3)

Michelle Douglas also has dispositive power with respect to 150,000 shares held by the Alex Douglas 2K3 Trust, 150,000 shares held by the Jake Douglas 2K3 Trust and 150,000 shares held by the Amanda Douglas 2K3 Trust.

(4)	Based on 144,069,972 shares of the Issuer’s common stock outstanding as of December 31, 2020, as reported on the Issuer’s 40-F, filed with the SEC on March 15, 2021.

CUSIP No. 960908309

1	NAMES OF REPORTING PERSONS James E. Douglas, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,852,164
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,852,164 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,852,164 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.3% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Kevin Douglas shares dispositive power with respect to 1,852,164 shares held by James E. Douglas, III.
(2)	Based on 144,069,972 shares of the Issuer’s common stock outstanding as of December 31, 2020, as reported on the Issuer’s 40-F, filed with the SEC on March 15, 2021.

CUSIP No. 960908309

1	NAMES OF REPORTING PERSONS K&M Douglas Trust (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 6,575,304 (2)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 6,575,304 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,575,304 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.6% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are beneficiaries and co-trustees.
(2)	Kevin Douglas and his wife, Michelle Douglas, hold 6,575,304 shares jointly as the beneficiaries of the K&M Douglas Trust.
(3)	Based on 144,069,972 shares of the Issuer’s common stock outstanding as of December 31, 2020, as reported on the Issuer’s 40-F, filed with the SEC on March 15, 2021.

CUSIP No. 960908309

1	NAMES OF REPORTING PERSONS James Douglas and Jean Douglas Irrevocable Descendants’ Trust (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 6,150,240
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 6,150,240
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,150,240
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.3% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are co-trustees.
(2)	Based on 144,069,972 shares of the Issuer’s common stock outstanding as of December 31, 2020, as reported on the Issuer’s 40-F, filed with the SEC on March 15, 2021.

CUSIP No. 960908309

1	NAMES OF REPORTING PERSONS Douglas Family Trust (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,845,437
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,845,437 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,845,437 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.0% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Jean A Douglas is the trustee.
(2)	Kevin Douglas also has dispositive power with respect to 2,845,437 shares held by the Douglas Family Trust.
(3)	Based on 144,069,972 shares of the Issuer’s common stock outstanding as of December 31, 2020, as reported on the Issuer’s 40-F, filed with the SEC on March 15, 2021.

Schedule 13D

This Amendment No. 6 (“Amendment”) amends and supplements the Schedule 13D filed with the SEC on October 31, 2014, as previously amended by the Schedule 13D/A filed with the SEC on September 2, 2015, as previously amended by the Schedule 13D/A filed with the SEC on March 21, 2016, as previously amended by the Schedule 13D/A filed with the SEC on June 8, 2016, as previously amended by the Schedule 13D/A filed with the SEC on January 12, 2018, and as previously amended by the Schedule 13D/A filed with the SEC on May 4, 2020 (the “Schedule 13D”). Except as set forth in this Amendment, the Schedule 13D remains unchanged. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.

The following items of this Schedule 13D are hereby amended as follows.

ITEM 4. PURPOSE OF TRANSACTION

The Filers hereby add the following disclosure to this Item 4:

From March 19, 2021 to March 23, 2021, the Filers sold an aggregate of 636,261 shares of Common Stock in open market transactions on the NASDAQ Global Select Market for aggregate gross proceeds of $5,474,639.

On March 19, 2021, the Filers filed a Form 144 with the SEC disclosing their intent to sell up to 1,000,000 shares of Common Stock. Subject to applicable securities laws and regulations, market conditions and other factors, the Filers plan to sell such shares of Common Stock opportunistically, but reserve the right to acquire securities of the Issuer, including shares of Common Stock. There can be no assurance, however, that the Filers will take any such action.

The Filers do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) The beneficial ownership of the Common Stock by each Filer at the date hereof is reflected on that Filer’s cover page.

(c)    The Filers sold the following shares of Common Stock in the open market in the sixty days preceding the date of this filing:

Name	Purchase or Sale	Date	Number of Shares	Weighted Average Price per Share
K&M Douglas Trust	Sale	3/19/21	109,760	$8.84
James Douglas and Jean Douglas Irrevocable Descendants’ Trust	Sale	3/19/21	90,552	$8.84
Douglas Family Trust	Sale	3/19/21	46,648	$8.84
James E. Douglas III	Sale	3/19/21	27,440	$8.84
K&M Douglas Trust	Sale	3/22/21	83,138	$8.73

James Douglas and Jean Douglas Irrevocable Descendants’ Trust	Sale	3/22/21	68,589	$8.73
Douglas Family Trust	Sale	3/22/21	35,334	$8.73
James E. Douglas III	Sale	3/22/21	20,785	$8.73
K&M Douglas Trust	Sale	3/23/21	61,606	$8.15
James Douglas and Jean Douglas Irrevocable Descendants’ Trust	Sale	3/23/21	50,825	$8.15
Douglas Family Trust	Sale	3/23/21	26,183	$8.15
James E. Douglas III	Sale	3/23/21	15,401	$8.15

(d) and (e) Not applicable.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in Items 4 and 5 of this statement, and the agreements attached as exhibits hereto, to the knowledge of the Filers, none of the Filers is party to any other contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 30, 2021	*Kevin Douglas
KEVIN DOUGLAS

Date: March 30, 2021	*Michelle Douglas
MICHELLE DOUGLAS

Date: March 30, 2021	*James E. Douglas, III
JAMES E. DOUGLAS, III

K&M DOUGLAS TRUST

Date: March 30, 2021	*Kevin Douglas
	By:	Kevin Douglas
	Title:	Trustee

Date: March 30, 2021	*Michelle Douglas
	By:	Michelle Douglas
	Title:	Trustee

JAMES DOUGLAS AND JEAN DOUGLAS
IRREVOCABLE DESCENDANTS’ TRUST

Date: March 30, 2021	*Kevin Douglas
	By:	Kevin Douglas
	Title:	Trustee

Date: March 30, 2021	*Michelle Douglas
	By:	Michelle Douglas
	Title:	Trustee

DOUGLAS FAMILY TRUST

Date: March 30, 2021	*Jean A. Douglas
	By:	Jean A. Douglas
	Title:	Trustee

*Eileen Wheatman

/s/ Eileen Wheatman
By: Eileen Wheatman
Attorney-in-Fact